EXHIBIT 99.1

RADA Electronic Industries Ltd. Press Release

Mr. Zvi Alon to Step Down as RADA’s CEO

Mr. Dov Sella, the current Chief Business Development Officer, will replace Mr. Alon

Netanya, Israel. November 10, 2016 – RADA Electronic Industries Ltd. (Nasdaq: RADA) reported today that its Board of Directors has accepted the decision of Mr. Zvi Alon, RADA’s CEO to step-down and leave the company following 17 years of service, including 10 years as its CEO, since July 2007.

Mr. Dov Sella, the Company’s current Chief Business Development Officer will be replacing Mr. Alon, with immediate effect.

Mr. Sella joined RADA in January 2003 and has served as COO since April 2003 until July 2007, at which point he was appointed the Company’s Chief Business Development Officer. Prior to RADA, between 1982 and 1997, Mr. Sella worked at Israel’s largest publicly traded defense Company, Elbit Systems Ltd., where he served in a number of managerial roles including Director of Programs, Director of Avionic Engineering and Director of Business Development. Between 1997 and 2000, he served as VP of Business Development and VP of R&D of a medical devices start-up, UltraGuide Ltd. The three years prior to joining RADA, Mr. Sella was the president of NeuroVision Inc., a medical technology start-up.

Mr. Sella has a B.Sc. degree (cum laude) in Computer Engineering from the Haifa Technion (The Israeli Institute of Technology). He also served as a fighter aircraft navigator in the Israeli Air Force.

Mr. Yossi Ben Shalom, RADA’s Chairman of the Board, stated: "Zvika served RADA for 17 years, and became an integral part of the development and growth of the Company. During the past year, Zvika led the Company’s evolution from its traditional avionics business towards the future tactical radar systems. Zvika also led the Company’s fund raising efforts during the past two years that solved its financial crisis. We thank Zvika for his outstanding loyalty, efforts and contribution, and I would like to join the rest of the Board in wishing him the best of success in his new endeavors.  He will always remain a cherished part of the RADA family."

Mr. Alon commented, “My 17 years with RADA, including the past 10 as CEO, was a highly rewarding period for me, overcoming many challenges and ultimately turning RADA around, setting it up for the future growth and prosperity. The time has come to hand over the reins and I wish Mr. Sella the best of luck and success in his new role. I shall always have a warm spot in my heart for RADA and wish the Company well for the future.”

Company Contact:	Investor Relation Contact
RADA Electronic Industries Shiri Lazarovich, CFO Tel: +972-9-8921111 mrkt@rada.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: +1 646 688 3559 Rada@gkir.com